Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

April 24, 2019

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	Series:	LVIP American Century Select Mid Cap Managed Volatility Fund (the “Fund”)

Dear Mr. Zapata:

This letter responds to your comments, communicated via telephone on April 23, 2019, to the amendments to the Trust’s registration statement amendment filed on March 21, 2019 under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Trust’s responses.

1)    Please explain why “Liquidity Risk” is a risk for the Fund.

A.	We removed “Liquidity Risk” from the Registration Statement for the Fund. The Fund will hold substantially less than 15% illiquid assets.

2)    Please remove the duplicative table of contents reference in the Edgar filing.

A.	We are working with our printing and filing vendor to rectify this glitch.

3)    Please update the Financial Highlights for the Fund.

A.	The Financial Highlights have been updated through fiscal year end December 31, 2018.

4)     Carry all comments through to all sections of prospectuses, as applicable.

A.	All comments have been carried though to all sections of the prospectus.

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein
Assistant General Counsel – Funds Management

Enclosures

          cc:      Ronald A. Holinsky, Esq.

       Christina E. Pron, Esq.

       Julie Vossler

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